

DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



00 09 9155

Securities Exchange Act of 34
15
15c3-1
1/10/2000

NoAct

December 30, 1999

Mr. Raymond Hennessy
Vice President, Member Firm Regulation
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005

RE: Prime Brokerage Arrangements between Broker-Dealers & Certain Investment Advisors

Dear Mr. Hennessy:

This is in response to your letter of December 27, 1999, in which you request that the Division of Market Regulation grant a permanent extension of the July 9, 1997 no-action letter regarding the treatment of prime broker arrangements for broker-dealers that engage in prime brokerage activities with certain investment advisers that are no longer required to be registered under Section 203 of the Investment Advisers Act of 1940 (Adviser's Letter")[1].

The Adviser's Letter extended the no action relief, granted under Sections 7, 10, 11(d), 15(c)(3), and 17 of the Securities Exchange Act of 1934 ("Exchange Act"),[2] Rules 10a-1, 10b-10, 11(d)(1), 15c3-1, 15c3-3, 17a-3 and 17a-4 thereunder,[3] and Regulation T,[4] provided by the Division's January 25, 1994 prime brokerage letter ("Prime Broker Letter")[5]. The Adviser's Letter states that Division will not recommend enforcement action through December 31, 1997

1 Letter from Michael Macchiaroli, Associate Director, Division of Market Regulation, SEC to Jeffrey C. Bernstein, Chairman, Ad Hoc Prime Brokerage Committee, Securities Industry Association (July 9, 1997).

2 15 U.S.C. 78g, 78j(b), 78k(d), 78o(c)(3), and 78(q).

3 17 CFR 240.10a-1, 240.10b-10, 240.11(d)(1), 240.15c3-1, 240.15c3-3. 240.17a-3, and 240.17a-4.

4 12 CFR 220.

5 Letter from Brandon Becker, Director, Division of Market Regulation, SEC to Jeffrey C. Bernstein, Prime Broker Committee, c/o Bear Stearns & Co., Inc. (Jan. 25, 1994).

876661

In letters dated December 30, 1997[6] and December 23, 1998,[7] the Division extended the no action relief granted in the Adviser's Letter until December 31, 1998 and December 31, 1999 respectively. You now request that the Division grant permanent status to the relief granted in the Adviser's Letter.

The Division believes that the relief granted in the Advisors Letter should be extended permanently. Accordingly, the Division will not recommend enforcement action to the Commission under Sections 7, 10, 11(d), 15(c)(3), and 17 of the Securities Exchange Act of 1934 ("Exchange Act"), Rules 10a-1, 10b-10, 11(d)(1), 15c3-1, 15c3-3, 17a-3 and 17a-4 thereunder, and Regulation T, if a broker dealer engages in prime brokerage activities as described in the Prime Broker Letter with certain investment advisers that, subject to the Investment Advisers Supervision Coordination Act[8] are no longer required to be registered under Section 203 of the Adviser's Act.

This is a staff position with respect to enforcement only and does not represent a legal conclusion regarding the application of the federal securities laws. This position is based solely on the representations which have been made to the Division. Any different facts might require a different response. Furthermore, this position may be withdrawn or modified at any time if the Division determines that such action is necessary in the public interest, for the protection of investors, or otherwise, in furtherance of the purposes of the federal securities laws.

Sincerely,



Michael A. Macchiaroli
Associate Director

cc: Susan Demando, NASD Regulation

---

[6] Letter from Michael Macchiaroli, Associate Director, Division of Market Regulation, SEC to Mr. Raymond Hennessey, New York Stock Exchange, Inc., Mr. Thomas R. Cassella, National Association of Securities Dealers, Inc., and Mr. Jeffrey C. Bernstein, Ad Hoc Prime Brokerage Committee, Securities Industry Association (December 30, 1997).

[7] Letter from Michael Macchiaroli, Assistant Director, Division of Market Regulation, SEC to Jeffrey C. Bernstein, Chairman, Ad-Hoc Prime Brokerage Group, Securities Industry Association (Dec. 23, 1998).

[8] The Investment Advisers Supervision Coordination Act is Title III of the National Securities Markets Improvement Act of 1996, Pub. L. No. 104-290, 110 Stat. 3416 (1996).

Washington Service Bureau, Inc.
Subject: New York Stock Exchange, Inc. (3123G4)
Category: 60 69 86 89 98 99 102 112
WSB File #: 0110200012

20 Broad Street
New York, NY 10005
212 656 8328

Raymond J. Hennessy
Vice President
Member Firm Regulation

NYSE
New York
Stock Exchange, Inc.

Public Avail. Date: 1/10/00 0110200012

Act	Section	Rule
1934	7(a)	---
1934	10(a)	10a-1
1934	10(b)	10b-10
1934	11(d)	11d1-1
1934	15(c)(3)	15c3-1
1934	15(c)(3)	15c3-3
1934	17(a)	17a-3
1934	17(a)	17a-4
1934	17A(a)(2)	---
1940A	203(a)	---

December 27,1999

Mr. Michael A. Macchiaroli
Associate Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Macchiaroli:

On July 8,1997 the SEC Division of Market Regulation ('Division") issued a no-action letter to the SIA Ad Hoc Prime Brokerage Group with respect to prime brokerage arrangements. In this letter, the Division stated that "pending further study of the issue ...until December 31,1997, unless otherwise extended, the Division will not recommend enforcement action to the Commission ...if a broker-dealer engages in prime brokerage activities ...with certain investment advisers that are no longer required to be registered under Section 203 of the Advisers Act."

The Division has previously extended the no-action position to December 31,1998 and then, again to December 31,1999. The NYSE, in conjunction with the SIA, request that the Division grant permanent status to the no-action position to preclude having to annually request an extension.

We request your approval of the permanent status as soon as possible to avoid any misunderstanding or confusion by broker-dealers after December 31,1999.

Sincerely,



Washington Service Bureau, Inc.
Subject: Securities Industry Ass'n. (2772F6)

Category: 60 69 86 89 98 102 112
WSB File #: 071497006

ation

• (212) 608-1500 • Fax (212) 608-1604

July 8, 1997

Public Avail. Date: 7/9/97 71497006

Act	Section	Rule
1934	7(a)	---
1934	10(a)	10a-1
1934	10(b)	10b-10
1934	11(d)	11d-1
1934	15(c)(3)	15c3-1
1934	15(c)(3)	15c3-3
1934	17(a)	17a-3
1934	17(a)	17a-4
1940A	203(a)	---

Michael A. Macchiaroli, Esq.
Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
Mail Stop 5-1
450 5th Street, NW
Washington, DC 20549

Re: *State Registered Investment Advisers and Prime Broker Arrangements*

Dear Mr. Macchiaroli:

On behalf of the Ad Hoc Prime Brokerage Committee of the Securities Industry Association[1], I am writing to request that the Division of Market Regulation clarify the application of its No-action letter, dated January 25, 1994, ("the SIA Prime Brokerage No-Action Letter") to investment advisers that are registered with a state securities administrator.

As you know, under the terms of the SIA Prime Brokerage No-Action letter, a broker-dealer is permitted to offer prime brokerage arrangements to customers who have $100,000 in cash or securities with a ready market in an account that is managed by an investment adviser registered under §203 of the Investment Advisers Act of 1940 ("the 1940 Act"). However, enactment of the Investment Advisers Supervision Coordination Act last year created the prerequisite that an investment adviser have a minimum of $25 million under management before being eligible to register under §203. As a result, the number of investment advisers registered under the 1940 Act will greatly diminish (we have seen estimates that more than 70% of the investment advisers currently registered with the Commission will now be registered solely at the state level). The effective date of this change is July 8, 1997.

[1] The Securities Industry Association is the trade association representing more than 750 securities firms headquartered throughout North America. Its members include securities organizations of all types—investment banks, brokers, dealers, specialists, and mutual fund companies. SIA members are active in all markets, and in all phases of corporate and public finance. Collectively, they provide investors with a full spectrum of investment services and account for approximately 90% of the securities industry's revenue in the United States.

1401 Eye Street, NW • Washington, DC 20005-2225 • (202) 296-9410 • Fax (202) 296-9775

The net effect is that the SIA Prime Brokerage No-Action letter will no longer cover a broker-dealer who wishes to maintain a prime brokerage arrangement for customer accounts with $100,000 of equity where the investment adviser has less than $25 million in assets under management.

We request that the Division of Market Regulation clarify that broker-dealers may continue to extend the benefits of prime brokerage arrangements to customer accounts managed by investment advisers that are registered with a state securities administrator if each such account has a minimum net equity of $100,000 in cash or securities with a ready market.

If you require additional information, please do not hesitate to call me at 212-272-1210 or Gerard J. Quinn at 212-608-1500.

Sincerely,



Jeffrey C. Bernstein
Chairman,
Ad Hoc Prime Brokerage Committee

c: Caite McGuire